Mail Stop 4561

November 30, 2006

VIA USMAIL and FAX (702) 921-5158

Mr. Jonathan G. Arens
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

      Re: Desert Capital REIT, Inc.
               Form 10-K for the year ended 12/31/2005
               Filed on March 14, 2006
               File No. 000-51344

Dear Mr. Jonathan G. Arens:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Robert Telewicz
               Senior Staff Accountant